

10030354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 28 2010
Washington, DC
110

SEC FILE NUMBER
8- ~~47997~~ 52340

7/30/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVA FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 JOHN Q. HAMMONS DRIVE
(No. and Street)

MADISON (City) WI (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK R. LANGWORTHY 608-826-2374 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

5601 GREEN VALLEY DRIVE, SUITE 700 (Address), MINNEAPOLIS (City), MN (State) 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/30/10

OATH OR AFFIRMATION

I, MARK R. LANGWORTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVA FINANCIAL SERVICES LLC, as of MAY 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public Exp. 9/29/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVA FINANCIAL SERVICES, LLC

Table of Contents

	Schedule	Page
INDEPENDENT AUDITOR'S REPORT		1
FINANCIAL STATEMENTS		
Balance Sheet		2
Operations		3
Changes in Member's Equity		4
Cash Flows		5
Notes to Financial Statements		6
SUPPLEMENTARY INFORMATION		
Computation of Net Capital Pursuant to Rule 15c-3-1	I	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3	II	10
Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements	III	11
Information Relating to Possession or Control Requirements under Rule 15c-3-3	IV	12
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5		13



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Members
SVA Financial Services, LLC
Madison, Wisconsin

We have audited the accompanying balance sheets of **SVA Financial Services, LLC** (the Company) as of May 31, 2010 and 2009, and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SVA Financial Services, LLC** as of May 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of and for the year ended May 31, 2010 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
July 20, 2010

5601 Green Valley Dr., Ste. 700 | Minneapolis, MN 55437-1145 | T 952.944.6166 | F 952.944.8496 | EOE

SVA FINANCIAL SERVICES, LLC
BALANCE SHEET
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 63,890	$ 38,713
Prepaid expenses	4,294	3,636
Total current assets	68,184	42,349
	$ 68,184	$ 42,349
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,515	$ 1,423
Deferred salaries payable	32,970	11,270
Total current liabilities	34,485	12,693
MEMBER'S EQUITY		
Contributed capital	170,500	170,500
Retained earnings	(136,801)	(140,844)
	33,699	29,656
	$ 68,184	$ 42,349

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
INCOME		
Commission income	$ 107,104	$ 102,112
	107,104	102,112
OPERATING EXPENSES		
Salaries, officers	46,487	23,194
Personnel expenses	3,682	6,905
Business development	31	84
Consulting expense	29,000	29,000
Other operating expenses	8,861	10,057
Administrative expenses	15,000	29,200
	103,061	98,440
NET INCOME	$ 4,043	$ 3,672

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE, MAY 31, 2008	$ 170,500	$ (144,516)	$ 25,984
Net income	-	3,672	3,672
BALANCE, MAY 31, 2009	170,500	(140,844)	29,656
Net income	-	4,043	4,043
BALANCE, MAY 31, 2010	**$ 170,500**	**$ (136,801)**	**$ 33,699**

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
OPERATING ACTIVITIES		
Net income	$ 4,043	$ 3,672
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Increase (decrease) in cash due to changes in:		
Prepaid expenses	(658)	(1,610)
Deferred salaries payable	21,700	(51,540)
Accounts payable and accrued expenses	92	141
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	25,177	(49,337)
NET INCREASE (DECREASE) IN CASH	25,177	(49,337)
CASH, BEGINNING OF YEAR	38,713	88,050
CASH, END OF YEAR	$ 63,890	$ 38,713

NOTE 1 - ORGANIZATION

SVA Financial Services, LLC, (the Company) is registered as a limited broker-dealer with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD). The Company was established in October of 1999; however, the Company did not commence its principal operations until June 16, 2000, when the Company received FINRA approval.

The Company is a wholly owned subsidiary of Diversified Services of Wisconsin, Inc. (formerly SVA Consulting, Inc.). The Company's principal business is in the referral of prospective life, disability, malpractice and other variable and annuity clients to other licensed FINRA firms in exchange for a portion of the commission earned from the sale of variable life insurance and annuity contracts to those clients. The Company is currently licensed to conduct business in the states of Wisconsin, Iowa, Illinois, Florida and Arizona.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statements of cash flows, cash is defined as demand deposits and certificates of deposit with an original maturity of three months or less.

Revenue Recognition

Commission revenue from the sale of variable life insurance and annuity contracts to referred clients is recognized in the period in which the commission is received, as all contingencies related to the contract have been resolved.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Salaries

Deferred salaries represent bonuses payable for services provided prior to the end of the fiscal year.

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) on June 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of May 31, 2010, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal and state tax examinations by tax authorities for years before 2007.

(continued on next page)

Subsequent Events

The Company has evaluated subsequent events through July 20, 2010, the date which the financial statements were available to be issued.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At May 31, 2010, the Company had net capital, as computed under the rule, of $29,405 and its ratio of aggregate indebtedness to net capital was 1.17 to 1.

NOTE 4 – INCOME TAXES

The Company is a Limited Liability Company whose member is taxed on its share of the Company's earnings. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

NOTE 5 – SERVICE AGREEMENT

On February 7, 2000, the Company entered into a service agreement with Buchholz Planning Corporation (BPC), a licensed FINRA firm. The terms of the agreement are for the Company to refer prospective life, disability, malpractice and other insurance clients to BPC and, to a limited extent, assist BPC representatives in the offer and sale of insurance to those clients. In return, BPC will provide securities services to those clients and will compensate the Company for use of its client base and for its limited insurance sales assistance functions. Expenses incurred from the sale of these insurance contracts will be split equally if approved by both parties.

Commissions received from BPC represented approximately 91% and 81% of the total commissions earned for the years ended May 31, 2010 and 2009, respectively. Expenses paid to BPC for services performed represented approximately 27% and 29% of the total expenses incurred by the Company for the years ended May 31, 2010 and 2009, respectively.

NOTE 6 – RELATED PARTY

Effective June 1, 2003, the Company entered into a management services agreement with an entity of common ownership, Suby, Von Haden & Associates, S.C. (now known as SVA Certified Public Accountants, S.C.) The agreement states that SVA Certified Public Accountants, S.C. agrees to provide the Company with all customary and appropriate administration and support services and benefits, including internal bookkeeping services, administrative staff, payroll services, office space, utilities and office equipment. As consideration for these services, the Company has agreed to pay $250 per month through May 31, 2005 and thereafter unless either of the parties gives notice to intent to terminate or amend the agreement. The agreement has been amended each November to reflect changes in the level of service. Effective November 1, 2007, the agreement was amended to increase the consideration for services to $1,250 per month. Expenses paid to SVA Certified Public Accountants, S.C. totaled $15,000 and $15,000 for the years ended May 31, 2010 and 2009, respectively.

(continued on next page)

In 2009, in preparation for our FINRA audit, SVA Financial Services utilized the services of a related-entity broker-dealer to assist in clean up and review of records and compliance matters. For these services which exceeded 200 hours, SVA Financial Services paid the related-entity an additional $14,200 during the year ended May 31, 2009.

During the year ended May 31, 2010, the parent company did not authorize any distributions of previously contributed member capital.

Amounts due to or due from related companies are for reimbursable amounts paid on behalf of or by the related company.

SVA FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

SVA FINANCIAL SERVICES, LLC

Schedule I

COMPUTION OF NET CAPITAL PURSUANT TO RULE 15c-3-1
MAY 31, 2010

NET CAPITAL

MEMBER CAPITAL	$	33,699
DEDUCTIONS		(4,294)
NET CAPITAL	$	29,405
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15c-3-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	34,485
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.17 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of May 31, 2010.

SVA FINANCIAL SERVICES, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c-3-3

MAY 31, 2010

The Company is exempt from Rule 15c-3-3 under paragraph k(2)(ii) and has obtained a waiver from the Financial Industry Regulatory Authority (FINRA, formerly NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ended May 31, 2010.

SVA FINANCIAL SERVICES, LLC

Schedule III

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
MAY 31, 2010

The Company operates on a fully disclosed basis under Rule 15c-3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

SVA FINANCIAL SERVICES, LLC **Schedule IV**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3-3

MAY 31, 2010

The Company is exempt from Rule 15c-3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.


EideBailly.

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
SVA Financial Services, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of **SVA Financial Services, LLC** (the Company), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5601 Green Valley Dr., Ste. 700 | Minneapolis, MN 55437-1145 | T 952.944.6166 | F 952.944.8496 | EOE

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
July 20, 2010

SVA FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
MAY 31, 2010 AND 2009